                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)(1)

                      P.A.M. TRANSPORTATION SERVICES, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                ------------------------------------------------
                         (Title of Class of Securities)

                                   693149-10-6
                          -----------------------------
                                 (CUSIP Number)

                                MATTHEW T. MOROUN
                               12225 STEPHENS ROAD
                                WARREN, MI 48089
                            (810) 939-7000 EXT. 2351

          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 18, 2002
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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--------------------------------------------------------------------------------
  1.     NAME OR REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              MATTHEW T. MOROUN
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS

              SEE ITEM 3
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           [ ]
--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF      7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY              2,568,713*
    OWNED BY      --------------------------------------------------------------
      EACH        8.   SHARED VOTING POWER
   REPORTING
     PERSON                 3,092,000**
                  --------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                            2,568,713*
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER

                            3,092,000**
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,660,713
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                           [ ]
--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              65.6%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

        * Consists of (i) 2,510,713 shares of Issuer's common stock held by MJM First Limited Partnership, a Michigan limited partnership the general partner of which is a corporation controlled by Matthew T. Moroun, (ii) 47,000 shares of Issuer's common stock acquired by Mr. Moroun in open market transactions using his personal funds between March 8, 1999 and March 30, 2001, (iii) 4,000 shares of Issuer's common stock issued to Mr. Moroun upon the exercise of options granted to him by the Issuer, and (iv) 7,000 shares of Issuer's common stock issuable to Mr. Moroun upon the exercise of currently exercisable, non-qualified options granted to him by the Issuer over the preceding four years.

        ** Consists of 3,092,000 shares of Issuer's common stock held by the Moroun Trust, of which Mr. Moroun is a beneficiary and a co-trustee with Norman E. Harned.

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--------------------------------------------------------------------------------
  1.     NAME OR REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              NORMAN E. HARNED
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS

              SEE ITEM 3
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           [ ]
--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF      7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY              -0-
    OWNED BY      --------------------------------------------------------------
      EACH        8.   SHARED VOTING POWER
   REPORTING
     PERSON                 3,092,000
                  --------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                            -0-
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER

                            3,092,000
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,092,000
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                           [ ]
--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.8%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

                               AMENDMENT NO. 1 TO

                        STATEMENT PURSUANT TO RULE 13d-1

                      OF THE GENERAL RULES AND REGULATIONS

                  UNDER THE SECURITIES ACT OF 1934, AS AMENDED

        This Amendment No. 1 amends and restates in its entirety the Schedule 13D filed by the Reporting Persons on December 23, 1996 (the "Schedule 13D") in relation to shares of common stock, par value $.01 per share, of P.A.M. Transportation Services, Inc., a Delaware corporation. The Schedule 13D is hereby amended and restated to read as follows:

ITEM 1. SECURITY AND ISSUER

               This filing relates to shares of common stock, par value $.01 per share (the "Common Stock"), of P.A.M. Transportation Services, Inc., a Delaware corporation ("Issuer"). The address of the principal executive offices of Issuer is Highway 412 West, Tontitown, Arkansas 72770.

ITEM 2. IDENTITY AND BACKGROUND.

               The individuals filing this statement are Matthew T. Moroun and Norman E. Harned.

               Mr. Moroun's present business address is 12225 Stephens Road, Warren, Michigan 48089. Mr. Moroun is at present principally occupied as chairman and director of Oakland Financial Corporation, a financial services holding company based in Sterling Heights, Michigan. Mr. Moroun is also a director of Issuer and CenTra, Inc., a transportation holding company based in Warren, Michigan.

               Mr. Harned's present business address is 12225 Stephens Road, Warren, Michigan 48089. Mr. Harned is at present principally occupied as Vice President and Treasurer of CenTra, Inc.

               During the past five years, neither Mr. Moroun nor Mr. Harned has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has either individual been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either individual has been or is currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Moroun and Mr. Harned are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On February 14, 1990, MJM First Limited Partnership, a Michigan limited partnership ("MJM"), purchased 2,510,713 shares of Common Stock from another stockholder of Issuer for a total price of $627,678. The source of funds for this transaction was cash on hand. On the same date, Central Transport, Inc. purchased 2,000,000 shares of Issuer's preferred stock and warrants (the "Warrants") to purchase 3,092,000 shares of Common Stock. Central Transport, Inc. then immediately sold the Warrants to MJM. The general partner of MJM was previously a corporation over which Mr. Moroun had no control and of which Mr. Moroun was neither an officer nor a director. The general partner of MJM is now a corporation owned and controlled by Mr. Moroun.

               On December 23, 1996, MJM transferred the Warrants to Mr. Moroun who in turn transferred the Warrants to the Moroun Trust, a grantor trust for the benefit of Mr. Moroun and DuraRock Underwriters, Ltd., a reinsurance company. Mr. Moroun is a beneficiary and a co-trustee with Mr. Harned of the Moroun Trust. On December 30, 1996, the Moroun Trust fully exercised the Warrants, thereby purchasing 3,092,000 shares of Common Stock at an exercise price of $1.50 per share. The source of the funds used to exercise the Warrants was cash on hand.

               Since December 30, 1996, Mr. Moroun has purchased 47,000 shares of Common Stock in open market transactions. These acquisitions occurred in the following amounts, on the following dates and at the following purchase prices:
(i) 1,000 shares on March 8, 1999 for $7.98 per share, (ii) 1,000 shares on April 15, 1999 for $7.86 per share, (iii) 1,000 shares on June 15, 2000 for $8.57 per share, (iv) 1,300 shares on June 16, 2000 for $8.56 per share, (v) 300 shares on June 27, 2000 for $8.58 per share, (vi) 3,200 shares on June 29, 2000 for $8.56 per share, (vii) 1,000 shares on July 6, 2000 for $8.57 per share,
(viii) 2,000 shares on July 7, 2000 for $8.56 per share, (ix) 5,000 shares on August 10, 2000 for $8.56 per share, (x) 5,000 shares on August 11, 2000 for $8.56 per share, (xi) 5,000 shares on November 21, 2000 for $8.56 per share,
(xii) 11,200 shares on November 28, 2000 for $8.19 per share, (xiii) 5,000 shares on December 18, 2000 for $7.81 per share, and (xiv) 5,000 shares on March 30, 2001 for $7.06 per share. The source of the funds used to acquire these shares was Mr. Moroun's personal funds.

               Over the preceding four years, Issuer has granted Mr. Moroun non-qualified options to purchase up to 11,000 shares of Common Stock, 4,000 of which have been exercised to date and 7,000 of which are currently exercisable but remain outstanding. Of the 4,000 options which Mr. Moroun has exercised, 2,000 were exercised on March 2, 1999 for an exercise price of $2.38 per share, 1,000 were exercised on March 2, 1999 for an exercise price of $6.00 per share, and 1,000 were exercised on January 18, 2002 for an exercise price of $6.00 per share. The price for exercising these options was paid by Mr. Moroun using his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

               The acquisition on February 14, 1990 by MJM of 2,510,713 shares of Common Stock, the exercise of the Warrants on December 30, 1996 by the Moroun Trust, the acquisition between March 8, 1999 and March 30, 2001 by Mr. Moroun of 47,000 shares of Common Stock, and the exercise between March 2, 1999 and January 18, 2002 by Mr. Moroun of options to purchase 4,000 shares of Common Stock were all effectuated both for investment purposes and to exercise influence and control over the management and operations of Issuer. In his capacity as the owner of the corporation that is the general partner of MJM, a co-trustee of the Moroun Trust, and a director of Issuer, Mr. Moroun is the beneficial owner of a majority of the outstanding shares of Common Stock and has significant influence over the management and operations of Issuer.

               Mr. Moroun has informed Issuer that he currently intends to sell or cause to be sold up to an aggregate of 1,200,000 shares of Common Stock to the public, some of which shares may be owned by Mr. Moroun directly and others of which may be held by MJM and the Moroun Trust. Mr. Harned is a co-trustee of the Moroun Trust and may therefore be deemed to beneficially own shares of Common Stock intended to be sold to the public. On February 20, 2002, Issuer filed a registration statement under the Securities Act of 1933, as amended, registering 3,996,250 shares of Common Stock (including 521,250 shares of Common Stock subject to the underwriters' option to purchase additional shares of Common Stock), 2,100,000 of which are being registered for sale by Issuer and up to 1,375,000 of which are being registered for sale by several selling stockholders, one of whom is Mr. Moroun. In addition to the planned sale of shares to the public, depending on market conditions, alternate investment opportunities, liquidity needs, and other relevant business considerations, Mr. Moroun, MJM and the Moroun Trust may from time to time explore opportunities for disposing of shares of Common Stock owned by them, or of acquiring additional shares of Common Stock, in either case through one or more open market sales or purchases, public or private offerings, privately negotiated transactions or otherwise.

               Except as set forth in the preceding paragraph, the reporting persons have no present intention of making any plans or proposals that relate to or would result in (a) the acquisition of additional securities of Issuer or the disposition of securities of Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization, or liquidation, (c) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries,
(d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies (although the reporting persons may cause future changes to be made to the composition of the board through the addition of new members), (e) any material change in the present capitalization or dividend policy of Issuer, (f) any other material changes in Issuer's business or corporate structure, (g) changes in Issuer's Charter, By-Laws, or instruments corresponding thereto or other actions which may impede the acquisition or control of Issuer by any person, (h) a class of securities of Issuer being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to those listed in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) Mr. Moroun beneficially owns an aggregate of 5,660,713 shares, or 65.6%, of the Common Stock, including currently exercisable, non-qualified options to purchase 7,000 shares of Common Stock. Of the 5,660,713 shares beneficially owned by Mr. Moroun, 2,510,713 shares are held of record by MJM, the general partner of which is a corporation controlled by Mr. Moroun, and 3,093,000 shares are held of record by the Moroun Trust, of which Mr. Moroun is a beneficiary and together with Mr. Harned a co-trustee.

               Mr. Harned beneficially owns an aggregate of 3,092,000 shares, or 35.8%, of the Common Stock, which shares are held of record by the Moroun Trust, of which Mr. Harned together with Mr. Moroun is a co-trustee.

               (b) Mr. Moroun has sole power to vote or direct the vote and to dispose or direct the disposition of 2,568,713 shares of Common Stock, which includes currently exercisable, non-qualified options to purchase 7,000 shares of Common Stock. Mr. Moroun and Mr. Harned share the power to vote or direct the vote and to dispose or direct the disposition of 3,092,000 shares of Common Stock held by the Moroun Trust.

               (c) On January 18, 2002, Mr. Moroun exercised options to acquire 1,000 shares of Common Stock for an exercise price of $6.00 per share. The price for exercising these options was paid by Mr. Moroun using his personal funds.

               (d) Not applicable.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               The following exhibit is filed with this report:

        Exhibit 1 Joint Filing Agreement dated as of March 8, 2002 by and among the Reporting Persons.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2002




               By:            /s/  Matthew T. Moroun
                              ------------------------------
                              Matthew T. Moroun



               By:            /s/  Norman E. Harned
                              ------------------------------
                              Norman E. Harned

                                  EXHIBIT INDEX

Exhibit No.
--------------

Exhibit 1 Joint Filing Agreement dated as of March 8, 2002 by and among the Reporting Persons.

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

        We, the signatories of Amendment No. 1 to the Schedule 13D to which this Agreement is attached, hereby agree that in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 and any further amendments to the Schedule 13D filed by any of us will be filed on behalf of each of us.

Dated:  March 8, 2002




               By:            /s/  Matthew T. Moroun
                              -------------------------------
                              Matthew T. Moroun

               By:            /s/  Norman E. Harned
                              -------------------------------
                              Norman E. Harned





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